UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
August 19, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

TEL. 25/LP 000/DCI-M0200000/2021

Jakarta, August 19, 2021

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re.:  Collaboration between PT Telkom Indonesia (Persero) Tbk with Microsoft

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail: investor@telkom.co.id

1.	Information or material facts	Collaboration between PT Telkom Indonesia (Persero) Tbk and Microsoft
2.	Date	August 19, 2021
3.	Description

On August 19, 2021, a Memorandum of Understanding to create partnership between PT Telkom Indonesia (Persero) Tbk (“Telkom”) and PT Microsoft Indonesia (“Microsoft”) has been officially signed to explore possible collaboration to accelerate digital transformation process and create digital sovereignty in Indonesia. This collaboration will be held in several areas such as building intelligent infrastructure, developing digital talent, and accelerating TelkomGroup digital transformation.

Currently Telkom is in the process of transforming into a leading digital telecommunication company (digital telco). Partnership with big technology company in the world (tech giant) is one of Telkom’s strategy to accelerate the digital transformation process to support and empower Indonesia’s digital economy.

4.	The impact of events	This Collaboration will strengthen Telkom’s competency and capability to provide various digital services, digital platform and digital connectivity.
5.	Others	Telkom is a State-owned Enterprise that focus on three main digital business domain such as Connectivity, Platform, and Digital Service to provide the best digital experience to the customer and support Indonesia’s digitalization. Currently Telkom’s stock is listed in the Indonesia Stock Exchange (IDX) with TLKM ticker code and New York Stock Exchange (NYSE) with TLK ticker code.

Microsoft an enabler company in digital transformation for a smart cloud era and smart edge. Its mission is to empower every person and every organization in the planet to achieve more.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Indonesia Stock Exchange Through IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara; and
3.	Telkom’s Trustee PT Bank Permata Tbk.